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                                                                      EXHIBIT 21

                                  SUBSIDIARIES

The Company has four subsidiaries:

1. Southside Delaware Financial Corporation, chartered in Delaware. The Company is the sole shareholder of this subsidiary holding company. Southside Delaware Financial Corporation is the sole shareholder of Southside Bank. Southside Bank is a state bank, organized under the authority of the Banking Department of Texas.

2. Red File #1, Inc., located in Tyler. The Company is the sole shareholder of this nonbank subsidiary formed in 1993, which has not conducted any business since it was formed.

3. Southside Capital Trust I, a statutory business trust created under the laws of the State of Delaware. The Company is the sole owner of this subsidiary. On May 18, 1998, the Company through its wholly-owned subsidiary, Southside Capital Trust I, sold 2,000,000 Preferred Securities at a liquidation amount of $10 Preferred Security for an aggregate amount of $20,000,000. These securities have a distribution rate of 8.50% per annum payable at the end of each calendar quarter.

4. Southside Capital Trust II, a statutory business trust created under the laws of the State of Delaware. The Company is the sole owner of this subsidiary. On November 2, 2000, the Company through its wholly-owned subsidiary, Southside Capital Trust II, sold 1,695,000 cumulative convertible preferred securities at a liquidation amount of $10 per convertible preferred security for an aggregate amount of $16,950,000. These securities have a convertible feature that allows the owner to convert each security to a share of the Company's common stock at a conversion price of $9.52 per common share. These securities have a distribution rate of 8.75% per annum payable at the end of each calendar quarter.